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[BELL INDUSTRIES LETTERHEAD]


Contacts:   BELL INDUSTRIES, INC.          MILGRAY ELECTRONICS, INC.
            Gordon Graham                  Richard Hyman
            President and                  Executive Vice President and
            Chief Operating Officer        Chief Operating Officer

            Tracy A. Edwards               John Tortorici
            Vice President and             Vice President -
            Chief Financial Officer        Finance and Treasurer

            (310) 826-2355                 (516) 420-9800
            http://www.bellind.com

                                           FOR IMMEDIATE RELEASE


                 BELL INDUSTRIES TO ACQUIRE MILGRAY ELECTRONICS
                                FOR $100 MILLION

                    COMBINED SALES OF THE TWO COMPANIES ARE
                RUNNING AT AN ANNUAL RATE EXCEEDING $900 MILLION

Los Angeles, California and Farmingdale, New York - November 27, 1996 - Bell Industries, Inc. (NYSE,PSE:BI) and Milgray Electronics, Inc. (NASDAQ-MGRY) announced today that they have signed a merger agreement for Bell to acquire Milgray for $14.77 per share in cash, or approximately $100 million.

Bell Industries, based in Los Angeles, California, and Milgray Electronics, headquartered in Farmingdale, New York, distribute electronic components throughout the United States. Milgray also has three sales facilities in Canada. Respectively, Bell and Milgray are the sixth and tenth largest publicly-traded industrial distributors of electronic components in the U.S.

For the four quarters ended September 30, 1996, Bell had sales of $611 million and net income of $16.1 million, or $2.13 per share. Milgray, for the same four quarter period, had sales of $275 million and net income of $8.6 million.

On a pro forma basis, assuming the transaction had occurred on October 1, 1995, the combined sales during the four quarters ended September 30, 1996, would have been $887 million, with net income of $18 million, or $2.37 per share of Bell stock. The pro forma earnings include adjustments for interest expense on the acquisition debt to be incurred by Bell and amortization of goodwill arising from the transaction. Based on reported operating results over the last six months, the combined annualized revenues of the two companies exceed
$900 million.

Theodore Williams, chairman and chief executive officer of Bell, said that the acquisition of Milgray should produce important benefits, including economies of scale, resulting from a higher sales base, and increased capabilities to serve the needs of Bell's and Milgray's many customers and suppliers.

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"We are delighted with this opportunity to acquire a company of Milgray's quality and capabilities. Bell and Milgray, while operating in many of the same markets, have different customer bases and, in many cases, complementary, rather than competitive, product lines" Williams stated. "We believe these distinctive market profiles provide a tremendous opportunity to leverage the capabilities of each of the sales organizations of the two companies. Additionally, Bell will gain entry into the New York, Kansas City and Canadian markets, where Milgray has an established presence."

Commenting on the merger agreement, Milgray's chairman, Herbert S. Davidson, said: "We believe that this transaction presents superior value to our shareholders. Given the combined size and expertise of Bell and Milgray, our customers, suppliers and employees should be well served by this transaction. In an industry like ours that is rapidly expanding, a company has to have growth and critical mass to stay in the game."

Under the proposed agreement, Davidson will be named to Bell's board of directors and serve as vice chairman. Richard Hyman, Milgray's executive vice president, will become president of Milgray and executive vice president of Bell's Electronic Distribution Group. Milgray's management team and selling organization will be retained. It is anticipated that the senior management of the two companies will be integrated, although the electronics distribution organizations of both companies will continue to operate independently following completion of the transaction.

The merger agreement is subject to customary closing conditions, including the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and the receipt of financing by Bell. Bell has received a commitment letter from Union Bank of California under which a $250 million credit facility will be established. Receipt of such financing is conditioned upon, among other things, execution of definitive loan documents.

Bell will initiate a cash tender offer for Milgray's shares within five business days and has concurrently entered into a tender agreement with Davidson, Milgray's majority shareholder, who beneficially owns approximately 55 percent of Milgray's common stock. The tender will be subject to customary conditions, including the tender of at least 66 2/3 percent of Milgray's outstanding shares. Since Davidson has agreed to tender his shares, Bell needs to acquire less than 12 percent of the outstanding shares in the tender offer from other holders in order to satisfy this condition. The tender offer will be followed by a second-step cash merger at the same price. Bell expects to complete the acquisition in early 1997.

Bell Industries distributes products for the electronics, computer, graphics and other industrial markets. Milgray distributes electronic components and computer products for the industrial market.


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